UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53021
CUSIP NUMBER:  29246G107

(Check One):  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☒  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Empowered Products, Inc.
Full Name of Registrant

On Time Filings, Inc.
Former Name if Applicable:

3367 West Oquendo Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89118
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Registrant completed a reverse merger and change of control transaction on June 30, 2011 and could not prepare, review and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Fraser, CEO	800	929-0407
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In June 2011, the registrant effected a reverse merger transaction (the "Merger"), as disclosed in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2011 (the "July Current Report"). Prior to the Merger, the registrant was known as On Time Filings, Inc. and was engaged in the business of providing transactional financial, corporate reporting, commercial and digital printing. Upon consummation of the Merger, the registrant became the parent company of Empowered Products Nevada, Inc., a Nevada corporation (“EP Nevada”) and EP Nevada’s subsidiaries.  Through EP Nevada, the registrant markets and sells a line of topical gels, lotions and oils designed to enhance a person’s sex life and in make people feel good about their sexual health in general. Upon the closing of the Merger, the registrant also changed its name to Empowered Products, Inc.  As the financial statements that will be included in the registrant's Quarterly Report on Form 10-Q will be those pertaining to the registrant's current business operations as Empowered Products, Inc., it is anticipated that there will be a significant change in results of operations from the results reported by the registrant as a shell company for the corresponding period ending June 30, 2011.

Empowered Products, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2011	By:	/s/ Scott Fraser
		Name:	Scott Fraser
		Title:	President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).